A special meeting of the fund's shareholders was held on June 9, 2015. The results of votes taken among shareholders on the proposal before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL 1

To approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets of Fidelity Fifty to Fidelity Focused Stock Fund in exchange solely for shares of beneficial interest of Fidelity Focused Stock Fund and the assumption by Fidelity Focused Stock Fund of Fidelity Fifty's liabilities, in complete liquidation of Fidelity Fifty.

	# of Votes	% of Votes
Affirmative	345,650,219.80	88.238
Against	22,599,944.89	5.769
Abstain	23,474,229.47	5.993
TOTAL	391,724,394.16	100.000